UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. __)

                         UNITED PANAM FINANCIAL CORP.
         _______________________________________________________________

                                (Name of Issuer)

                          Common Stock, no par value
         _______________________________________________________________

                         (Title of Class of Securities)

                                911301   10   9
                      _____________________________________

                                 (CUSIP Number)

                               December 31, 1998

                      _____________________________________

             (Date of Event Which Requires Filing of this Statement)

                                ________________

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [  ]  Rule 13d-1(b)
          [  ]  Rule 13d-1(c)
          [ X]  Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  911301   10   9
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BVG West Corp.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/

                                                                   (b) /__/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF          5       SOLE VOTING POWER
SHARES                     10,050,000
BENEFICIALLY
OWNED BY           6       SHARED VOTING POWER
EACH                       0
REPORTING
PERSON             7       SOLE DISPOSITIVE POWER
WITH                       10,050,000

                   8       SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         BVG West Corp. beneficially owns 10,050,000 shares of Common Stock. Of the 10,050,000 shares, BVG West Corp. disclaims beneficial ownership of 8,681,250 shares held by Pan American Financial, L.P.

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions) [ ]
         See Item 9.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         58.2%

12       TYPE OF REPORTING PERSON (See Instructions)
         CO




                                       13G                    PAGE  2  OF 10

CUSIP No.  911301   10   9
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Pan American Financial, L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/

                                                                   (b) /__/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF          5       SOLE VOTING POWER
SHARES                     8,681,250
BENEFICIALLY
OWNED BY           6       SHARED VOTING POWER
EACH                       0
REPORTING
PERSON             7       SOLE DISPOSITIVE POWER
WITH                       8,681,250

                   8       SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         Pan American Financial, L.P. beneficially owns 10,050,000 shares of Common Stock. Of the 10,050,000 shares, Pan American Financial, L.P. disclaims beneficial ownership of 1,368,750 shares held by BVG West Corp.

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions) [ ]
         See Item 9.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         50.3%

12       TYPE OF REPORTING PERSON (See Instructions)
         PN




                                       13G                     PAGE  3  OF 10

CUSIP No.  911301   10   9
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Guillermo Bron


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/

                                                                   (b) /__/
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF          5       SOLE VOTING POWER
SHARES                     10,050,000
BENEFICIALLY
OWNED BY           6       SHARED VOTING POWER
EACH                       0
REPORTING
PERSON             7       SOLE DISPOSITIVE POWER
WITH                       10,050,000

                   8       SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         Guillermo Bron beneficially owns 10,050,000 shares of Common Stock.
         Of the 10,050,000 shares, Mr. Bron disclaims beneficial ownership of 8,681,250 shares held by Pan American Financial, L.P. and 1,368,750 shares held by BVG West Corp. (a total of 10,050,000 shares).

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (See Instructions) [ ]
         See Item 9.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         58.2%

12       TYPE OF REPORTING PERSON (See Instructions)
         IN



                                       13G                    PAGE  4  OF 10

ITEM 1.

(a)      Name of Issuer:

         United PanAm Financial Corp.

(b)      Address of Issuer's Principal Executive Offices:

         1300 South El Camino Real
         San Mateo, California 94402

ITEM 2.

(a)      Name of Person Filing:

         The persons filing this statement are BVG West Corp. ("BVG"), Pan American Financial, L.P. ("PAFLP") and Guillermo Bron, who are collectively referred to herein as the "Reporting Persons." BVG directly owns 1,368,750 shares of common stock, no par value per share ("Common Stock") of United PanAm Financial Corp. BVG is the sole general partner of PAFLP.
Mr. Bron owns 100% of the outstanding common stock of BVG and is the President of BVG.

(b)      Address of Principal Business Office or, if none, Residence.

         The address of each of the Reporting Persons is 1999 Avenue of the Stars, Los Angeles, California 90067.

(c)      Citizenship or Place of Organization.

         BVG is a corporation organized under the laws of Delaware.
PAFLP is a Delaware limited partnership. Mr. Bron is a citizen of the United States of America.

(d)      Title of Class of Securities.

         Common Stock, no par value

(e)      CUSIP No.
         911301   10   9
xxx
ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b)
                  OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON IS A:

(a)      /__/     Broker or dealer registered under Section 15 of
                  the Act.
(b)      /__/     Bank as defined in section 3(a)(6) of the Act.
(c)      /__/     Insurance company as defined in section 3(a)(19)
                  of the Act.


                                       13G                    PAGE  5  OF 10

(d)      /__/     Investment company registered under Section 8
                  of the Investment Company Act of 1940.
(e)      /__/     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E) of the Act.
(f)      /__/     An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F) of the Act.
(g)      /__/     A parent holding company or control person in accordance
                  with Rule 13d-1(b)(1)(ii)(G) of the Act.
(h)      /__/     A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
(i)      /__/     A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.
(j)      /__/     Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Act.

If this statement is filed pursuant to Rule 13d-1(c) of the Act, check this box [ ].

ITEM 4.           OWNERSHIP.

(a)      Amount Beneficially Owned:

            BVG--10,050,000 shares: 1,368,750 shares are owned of record by BVG. 8,681,250 shares are beneficially owned by BVG in its capacity as the sole general partner of PAFLP.

            PAFLP--8,681,250 shares.

            Guillermo Bron--10,050,000 shares through his ownership of 100% of the outstanding common stock of BVG.

(b)      Percent of Class:

                    BVG--58.2%

                    PAFLP--50.3%

                    Guillermo Bron--58.2%

(c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote



                                       13G                    PAGE  6  OF 10

                    BVG--10,050,000

                    PAFLP--8,681,250

                    Guillermo Bron--10,050,000

         (ii)     Shared power to vote or to direct the vote

                    BVG--0

                    PAFLP--0

                    Guillermo Bron--0

         (iii)    Sole power to dispose or to direct the disposition of

                    BVG--10,050,000

                    PAFLP--8,681,250

                    Guillermo Bron--10,050,000

         (iv)     Shared power to dispose or to direct the disposition of

                    BVG--0

                    PAFLP--0

                    Guillermo Bron--0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following [ ].




                                       13G                   PAGE  7  OF 10

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                  OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                  THE GROUP.

        Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.          CERTIFICATION.

         Not applicable.

                                       13G                   PAGE  8  OF 10

                                    SIGNATURE

         After reasonable inquiry and to the best of its/his knowledge and belief, each of the undersigned Reporting Persons certify that the information set forth in this statement is true, complete and correct.


                                  February 1, 1999
                                  -----------------------------------
                                  Date


                                  BVG WEST CORP.


                                  /s/ Guillermo Bron
                                  -----------------------------------
                                  By:  Guillermo Bron, President


                                  PAN AMERICAN FINANCIAL, L.P.

                                  By BVG WEST CORP., General Partner


                                  /s/ Guillermo Bron
                                  -----------------------------------
                                  By:  Guillermo Bron, President



                                  /s/ Guillermo Bron
                                  -----------------------------------
                                  Guillermo Bron






N:\AYP\S6AYP450.EDG\012398\2210



                                       13G                   PAGE  9  OF 10

                                    EXHIBIT A

           AGREEMENT RE JOINT FILING OF SCHEDULE 13G (Amendment No. 2)


Each of the undersigned Reporting Persons hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G and such Schedule 13G is filed on behalf of each of them;

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and

     (iii) Each of them hereby consents and agrees to the filing on behalf of each of them of the foregoing Joint Statement on Schedule 13G.

                                  February 1, 1999
                                  -----------------------------------
                                  Date


                                  BVG WEST CORP.

                                  /s/ Guillermo Bron
                                  -----------------------------------
                                  By:  Guillermo Bron, President


                                  PAN AMERICAN FINANCIAL, L.P.

                                  By BVG WEST CORP., General Partner


                                  /s/ Guillermo Bron
                                  -----------------------------------
                                  By:  Guillermo Bron



                                  /s/ Guillermo Bron
                                  -----------------------------------
                                  Guillermo Bron



                                       13G                   PAGE  10  OF 10